UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.4)*

Pain Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

69562K100
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

522,851

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

522,851

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

522,851

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

54,923

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

54,923

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,923

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Special Opportunities III, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

144,148

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

144,148

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

144,148

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

721,922

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

721,922

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

721,922

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

721,922

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

721,922

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

721,922

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%

12.	TYPE OF REPORTING PERSON

IN, HC

This Amendment is filed with respect to the shares of the common stock, having $.001 par value per share (the "Common Stock"), of Pain Therapeutics, Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of December 31, 2013 and amends and supplements the Schedule 13G filed on February 4, 2010, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

-	Burlingame Equity Investors Master Fund, LP, a Cayman Islands exempted limited partnership ("Master Fund");

-	Burlingame Equity Investors II, LP ("Onshore Fund II");

-	Burlingame Special Opportunities III, LP (the “BSO III Fund”);

-	Burlingame Asset Management, LLC ("BAM"); and

-	Mr. Blair E. Sanford ("Mr. Sanford").

BAM is the general partner of each of the Master Fund, Onshore Fund II and BSO III Fund.  Mr. Sanford is the managing member of BAM.  BAM and Mr. Sanford may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Master Fund, Onshore Fund II and BSO III Fund.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) The Master Fund individually beneficially owns 522,851 shares of Common Stock.

(ii) The Onshore Fund II individually beneficially owns 54,923 shares of Common Stock.

(iii) The BSO III Fund individually beneficially owns 144,148 shares of Common Stock.

(iv) BAM, as the general partner of the Master Fund, Onshore Fund II and BSO III Fund, may be deemed to beneficially own the 721,922 shares of Common Stock held by them.

(v) Mr. Sanford may be deemed to be the beneficial owner of the 721,922 shares of Common Stock beneficially owned by BAM.

(vi) Collectively, the Reporting Persons beneficially own 721,922 shares of Common Stock.

(b)	Percent of Class:

(i) The Master Fund’s ownership of 522,851 shares of Common Stock represents 1.2% of all of the outstanding shares of Common Stock.

(ii) The Onshore Fund II’s beneficial ownership of 54,923 shares of Common Stock represents 0.1% of all of the outstanding shares of Common Stock.

(iii) The BSO III Fund’s beneficial ownership of 144,148 shares of Common Stock represents 0.3% of all of the outstanding shares of Common Stock.

(iv) BAM’s and Mr. Sanford’s beneficial ownership of 721,922 shares of Common Stock represents 1.6% of all of the outstanding shares of Common Stock.

(v) Collectively, the Reporting Persons’ beneficial ownership of 721,922 shares of Common Stock represents 1.6% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Master Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 522,851 shares of Common Stock held by the Master Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of the 54,923 shares of Common Stock held by the Onshore Fund II.

The BSO III Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 144,148 shares of Common Stock held by the BSO III Fund.

                              (iii)             Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

                           (iv)           Shared power to dispose or to direct the disposition of shares of Common Stock:

The Master Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 522,851 shares of Common Stock held by the Master Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 54,923 shares of Common Stock held by the Onshore Fund II.

The BSO III Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 144,148 shares of Common Stock held by the BSO III Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 14, 2014

BURLINGAME EQUITY INVESTORS MASTER FUND, LP
By: Burlingame Asset Management, LLC,
                                                                       as General Partner

By:  /s/ Blair E. Sanford
                             Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC,
                                                                       as General Partner

By:  /s/ Blair E. Sanford
                             Blair E. Sanford, Managing Member

BURLINGAME SPECIAL OPPORTUNITIES III, LP
By: Burlingame Asset Management, LLC,
as General Partner

By:  /s/ Blair E. Sanford
                             Blair E. Sanford, Managing Member

BURLINGAME ASSET MANAGEMENT, LLC

By:    /s/ Blair E. Sanford
Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
     Blair E. Sanford